UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐  No  ☒

Agreement to Acquire Non-Controlling Interest in 7Road.com Limited

On May 1, 2013, the registrant, through its wholly-owned subsidiary Changyou.com Webgames (HK) Limited, entered into a definitive agreement (the “Acquisition Agreement”) with Burgeon Max Limited, Cadgwith Investments Limited, Double Merits Holdings Limited, Euro Logistics Limited, and the registrant’s indirect majority-owned Web games subsidiary 7Road.com Limited (“7Road”) to acquire all of the ordinary shares of 7Road held by the minority shareholders, representing 28.074% of the outstanding share capital of 7Road, for aggregate fixed cash consideration of approximately US$78 million. Following the closing of the acquisition, 7Road will be an indirect wholly-owned subsidiary of the registrant, and the registrant’s variable interest entity Beijing Gamease Age Digital Technology Co., Ltd. will be the sole shareholder of 7Road’s variable interest entity Shenzhen 7Road Technology Co., Ltd.

Effective with the registrant’s entering into the Acquisition Agreement, Mr. Dewen Chen, the registrant’s president, was appointed as the Chairman and acting chief executive officer of 7Road, and Mr. Kai Cao resigned as a director and as chief executive officer of 7Road. Upon the closing of the acquisition, the former minority shareholders’ existing non-competition covenant with the registrant will be terminated, and an agreement will take effect under which the former minority shareholders agree, for a period of two years after the closing, to not solicit or hire existing employees of 7Road.

The closing of the acquisition, which is subject to regulatory approvals and other customary conditions specified in the Acquisition Agreement, is expected to be completed by May 31, 2013.

A copy of the press release issued by the registrant jointly with its majority shareholder, Sohu.com Inc., regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

99.1	Press release dated May 2, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: May 2, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated May 2, 2013.

Exhibit 99.1

Changyou.com and Sohu.com Announce Changyou’s Acquisition of the Non-Controlling Interests in 7Road.com Limited Subsidiary

Beijing, China, May 2, 2013 – Changyou.com Limited (“Changyou”) (NASDAQ: CYOU), a leading online game developer and operator in China, and its majority shareholder, Sohu.com Inc. (“Sohu”) (NASDAQ: SOHU), China’s leading online media, search, gaming, community and mobile service group, today jointly announced that on May 1, 2013, Changyou entered into a definitive agreement to acquire all of the ordinary shares of its majority-owned Web games subsidiary 7Road.com Limited (“7Road”) held by the minority shareholders, representing 28.074% of the outstanding share capital of 7Road, for aggregate fixed cash consideration of approximately US$78 million. Following the closing of the acquisition, 7Road will be a wholly-owned subsidiary of Changyou.

Effective with Changyou’s entering into the acquisition agreement, Mr. Dewen Chen, Changyou’s president, has been appointed as the Chairman and acting chief executive officer of 7Road. Mr. Kai Cao has resigned as a director and as chief executive officer of 7Road.

Mr. Dewen Chen, Changyou’s president, commented, “With this acquisition, Changyou is deepening our investment in Web games, and we look forward to creating even more high-quality Web games for our players to enjoy.”

The acquisition is expected to be completed by May 31, 2013, subject to regulatory approvals and other customary conditions specified in the agreement.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

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About Sohu.com

Sohu.com Inc. (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; #1 games information portal www.17173.com; the top real estate website www.focus.cn; #1 online alumni club www.chinaren.com; leading online mapping service provider www.go2map.com; and developer and operator of online games www.changyou.com/en/.

Sohu corporate services consist of online brand advertising on its matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also offers wireless value-added services such as news, information, music, ringtone and picture content sent over mobile phones. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) has a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its seventeen year of operation.

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about Changyou’s and Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s and Sohu’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, Changyou’s and Sohu’s reliance on Tian Long Ba Bu as its major revenue source and Sohu’s reliance on online advertising sales, online games and wireless services (most wireless revenues are collected from a few mobile network operators) for its revenues. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2013, and Sohu’s annual report on Form 10-K for the year ended December 31, 2012, and other filings with the Securities and Exchange Commission.

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Contact information:

In China:

Ms. Angie Chang

Changyou.com Limited

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

Mr. Eric Yuan

Sohu.com Inc.

Tel: +86 (10) 6272-6593

E-mail: ir@contact.sohu.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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